UJI TIME CAFE CROUP

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Commission Income	1,268.40
Not Just for Snack Income	587.08
Square Cash Income	449,510.66
Square Income	1,527,611.98
Total Income	**$1,978,978.12**
Cost of Goods Sold	
51001 Ingredients Purchase	298,880.59
510042 Write-Offs/Spoilage	0.00
Total 51001 Ingredients Purchase	**298,880.59**
51004 Supplies & Materials - COGS	35,957.63
Total Cost of Goods Sold	**$334,838.22**
GROSS PROFIT	**$1,644,139.90**
Expenses	
61000 Advertising,Marketing and Research	15,929.44
61001 Bank Charges & Fees	1,738.74
61002 Car & Truck	
610021 Commute and Parking	7,869.10
610022 Car Insurance	4,657.30
610023 Gas	8,401.85
610024 Car Payment/Lease	5,435.52
610025 Other Vehicle Expense	2,089.23
Total 61002 Car & Truck	**28,453.00**
61003 Software and Other online menbership	2,692.10
61004 Insurance	6,777.00
61005 Legal & Professional Services	9,723.17
61006 Meals & Entertainment	8,798.27
610061 100% Full Entertainment Meals	5,220.33
610062 Travel	3,585.90
Total 61006 Meals & Entertainment	**17,604.50**
61007 Supplies - office ,Kitchen and Restroom	44,321.43
61008 Utilities	73,865.13
61009 Repairs & Maintenance	15,815.00
61010 Rent & Lease	316,483.78
61011 Taxes	311.80
61012 Shipping, Freight & Delivery	4,640.50
61013 Permit and License	11,913.70
61014 Janitorial Expenses	527.32
61015 Office/General - Security and Safety	479.88
61018 Interest Expense	43.33
71001 Wages and Salaries	794,888.99

UJI TIME CAFE CROUP

PROFIT AND LOSS
January - December 2019

	TOTAL
71003 Payroll taxes	88,601.17
71004 Workers compensation	11,211.47
71005 Payroll Service	4,735.00
71006 Employee Benefit/Insurance	24,314.15
71007 Contractor Cost	2,880.00
71008 Adjustment Expense	1,147.84
71009 Hiring Fees	1,550.94
71010 Merchant Processing Fees	46,584.21
81000 Penalty	0.00
90000 Other Business Expenses	0.00
90001 Donation	890.74
90002 Gift	3,127.86
90003 Expenses for Licensee	1,632.55
900031 Reselling Expenses	3,358.53
Total 90003 Expenses for Licensee	**4,991.08**
Total Expenses	**$1,536,243.27**
NET OPERATING INCOME	**$107,896.63**
Other Income	
41003 Rental Income	41,512.00
41006 Interest Earned	1,705.02
41007 Catering Income	32,439.33
41008 Licensing Income	24,818.50
410081 Selling Ingredient/supplies to Licensee	40,698.09
410082 Reselling Equipment to Licensee	5,000.00
Total 41008 Licensing Income	**70,516.59**
80002 Refund	2,871.65
Total Other Income	**$149,044.59**
Other Expenses	
61016 Amortization	3,400.00
61017 Depreciation Expenses	179,159.00
Total Other Expenses	**$182,559.00**
NET OTHER INCOME	**$ -33,514.41**
NET INCOME	**$74,382.22**